Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Electra Battery Materials Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgements and estimates and for the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has implemented appropriate processes to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present, in all material respects, the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the audited consolidated financial statements to ensure the Company fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management Directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance. MNP LLP, the external auditors, have full and free access to the Audit Committee.

/s/ “Trent Mell”	/s/ “David Allen”
President and Chief Executive Officer	Chief Financial Officer

March 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electra Battery Materials Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electra Battery Materials Corporation (the “Company") as at December 31, 2025 and 2024 and the related consolidated statements of loss and other comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring operating losses and negative cash flows from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

March 27, 2026

Toronto, Ontario

We have served as the Company’s auditor since 2023.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$39,024	$3,717
Marketable securities (Note 8)	-	12
Prepaid expenses and deposits	812	672
Receivables (Note 5)	666	1,310
	40,502	5,711
Non-Current Assets
Exploration and evaluation assets (Note 7)	88,776	93,200
Property, plant and equipment (Note 6)	55,078	51,189
Capital long-term prepayments (Note 6)	-	139
Long-term restricted cash	1,208	1,208
Total Assets	$185,564	$151,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$5,817	$3,579
Accrued interest	-	2,799
Convertible notes payable (Note 11)	-	63,963
Warrants (Note 11)	-	1,582
US warrants (Note 14 and 17 (c))	81,658	-
Lease liability (Note 15)	55	50
Deferred government grant (Note 10)	642	-
	88,172	71,973
Non-Current Liabilities
Term loan (Note 13)	38,168	-
Government loan payable (Note 10)	5,196	7,824
Government grants (Note 10)	3,124	3,124
Royalty (Note 12)	2,338	1,283
Lease liability (Note 15)	27	83
Asset retirement obligations (Note 9)	2,289	2,842
Total Liabilities	$139,314	$87,129
Shareholders’ Equity
Common shares (Note 16)	419,966	307,723
Reserve (Note 16)	33,143	26,848
Accumulated other comprehensive income	1,498	4,639
Deficit	(408,357)	(274,892)
Total Shareholders’ Equity	$46,250	$64,318
Total Liabilities and Shareholders’ Equity	$185,564	$151,447

Going Concern (Note 1)

Commitments and Contingencies (Note 24)

Subsequent events (Note 27)

Approved on behalf of the Board of Directors and authorized for issue on March 27, 2026
/s/ Alden Greenhouse	/s/ Trent Mell
Alden Greenhouse, Director	Trent Mell, Director

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	For the years ended December 31,
	2025	2024	2023
Operating expenses
General and administrative	$3,071	$2,902	$2,395
Consulting and professional fees	5,103	3,782	4,659
Exploration and evaluation expenditures	255	442	700
Investor relations and marketing	622	811	633
Salaries and benefits	6,513	4,318	3,775
Share-based payments (Note 17)	1,453	1,739	1,821
Operating loss:	17,017	13,994	13,983
Other
Unrealized gain (loss) on marketable securities (Note 8)	4	41	(253)
(Loss) gain on financial derivative liability – Convertible Notes (Note 11)	(10,354)	(4,493)	6,683
Changes in fair value of US warrants (Note 14 and 17 (c))	74,410	7	1,243
Loss on extinguishment of 2028 and 2027 Notes (Note 11)	(168,183)	-	-
Impairment	-	-	(51,884)
Other non-operating loss (Note 19)	(12,325)	(11,008)	(6,472)
Net loss	$(133,465)	$(29,447)	$(64,666)

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes and 2027 Notes due to own credit risk	1,283	(1,342)	-
Foreign currency translation gain (loss)	(4,424)	7,538	(2,082)

Net loss and other comprehensive loss	$(136,606)	$(23,251)	$(66,748)
Basic and diluted loss per share (Note 20)	$(4.16)	$(2.07)	$(5.96)
Weighted average number of common shares outstanding - Basic and diluted (Note 20)	32,104,582	14,256,263	10,857,737

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Compre-hensive Income (Loss)	Deficit	Total
Balance – January 1, 2025	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318
Other comprehensive earnings for the period	-	-	-	(3,141)	-	(3,141)
Net loss for the period	-	-	-	-	(133,465)	(133,465)
Share-based payment expense	-	-	1,453	-	-	1,453
Directors’ fees paid in deferred share units	-	-	254	-	-	254
Exercise of warrants (Note 16)	2,481,786	13,925	-	-	-	13,925
Exercise of broker warrants, restricted share units and stock options (Note 16)	107,860	287	(125)			162
April private placement, net of transaction costs of $338 (Note 16)	3,125,000	3,421	109	-	-	3,530
October private placement, net of transaction costs of $5,078 (Note 16)	46,000,000	24,642	4,604	-	-	29,246
Exercise of pre-funded warrants	5,330,000	7,302	-	-	-	7,302
Shares issued on settlement of 2028 and 2027 Notes (Note 11)	27,128,396	62,666	-	-	-	62,666
Balance – December 31, 2025	98,982,239	$419,966	$33,143	$1,498	$(408,357)	$46,250

Balance – January 1, 2024	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive earnings for the period	-	-	-	6,196	-	6,196
Net loss for the period	-	-	-	-	(29,447)	(29,447)
Share-based payment expense	-	-	1,739	-	-	1,739
Directors’ fees paid in deferred share units	-	-	29	-	-	29
Proceeds from issuance of shares, net of transaction costs (Note 16)	443,225	1,221	-	-	-	1,221
Warrants issued in connection with 2027 Notes, net of transaction costs (Note 17)	-	-	605	-	-	605
Performance based incentive payment (Note 17)	41,314	134	-	-	-	134
Exercise of restricted and performance share units (Note 17)	151,066	1,104	(1,104)	-	-	-
Settlement of interest on 2028 Notes (Notes 11 and 17)	210,760	543	-	-	-	543
Balance – December 31, 2024	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Comprehen-sive Income (Loss)	Deficit	Total

Balance – January 1, 2023	8,796,494	$288,871	$17,892	$525	$(180,779)	$126,509
Other comprehensive loss for the period	-	-	-	(2,082)	-	(2,082)
Net loss for the period	-	-	-	-	(64,666)	(64,666)
Share-based payment expense	-	-	1,226	-	-	1,226
Directors’ fees paid in deferred share units	-	-	595	-	-	595
Exercise of warrants, options, deferred share units, performance share units and restricted share units	763	17	(17)	-	-	-
Proceeds from issuance of shares, net of transaction costs	4,886,364	14,077	5,883	-	-	19,960
Settlement transaction costs on 2028 Notes	19,375	240	-	-	-	240
Convertible notes conversion	92,136	998	-	-	-	998
Settlement of interest on 2028 Notes (Note 11)	165,200	795	-	-	-	795
2022 Private Placement transaction costs	-	(284)	-	-	-	(284)
Settlement of easement	2,500	7	-	-	-	7
Balance – December 31, 2023	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Operating activities
Net loss	$(133,465)	$(29,447)	$(64,666)
Adjustments for items not affecting cash:
Share-based payments	1,707	1,768	1,821
Change in fair value of marketable securities	(4)	(41)	253
Realized gain on marketable securities	(1)	(306)	(90)
Depreciation (Note 6)	96	65	56
Accretion (Notes 9, 10 and 12, 13)	995	1,008	-
Interest expense on 2028 and 2027 Notes (Note 19)	8,766	6,731	4,805
Changes in fair value of convertible 2028 Notes and 2027 Notes (Note 11)	12,118	4,356	-
Changes in fair value of convertible 2026 Notes	-	-	5,076
Loss on extinguishment of 2026 Notes and recognition of 2028 Notes	-	-	18,727
Interest expense on term loan (Note 13))	824	-	-
Loss on extinguishment of 2028 and 2027 Notes (Note 11 and 14)	168,183	-	-
Cancellation of 2028 Warrants (Note 11)	(1,764)	137	(30,758)
Settlement of transaction costs on 2028 Notes	-	-	(240)
Impairment charge	-	-	51,884
Gain on extinguishment of government loans (Note 19)	(3,311)	-	-
Loss on extinguishment of royalty (Note 12)	1,023	-	-
Changes in fair value of US warrants (Note 14 and 19)	(74,410)	(7)	(1,243)
Performance based incentive payment	-	134	-
Unrealized loss on foreign exchange	(1,822)	4,272	696
Broker warrants issued in the New Equity Offering recorded in profit or loss	1,772	-	-
Other	-	-	15
	$(19,293)	$(11,330)	$(13,664)
Changes in working capital:
Increase (decrease) in receivables	644	(229)	1,848
Increase in prepaid expenses and other assets	(140)	(204)	247
(Decrease) increase in accounts payable and accrued liabilities	2,238	(5,249)	(11,477)
Increase in deferred government loan	641	-	-
Cash used in operating activities	$(15,910)	$(17,012)	$(23,046)

Investing activities
Payment (transfer) to / from restricted cash	-	888	(1,158)
Proceeds from sale of marketable securities (Note 8)	17	930	816
Exploration and evaluation expenditures	-	(36)	-
Additions to property, plant and equipment (Note 6)	(4,492)	(519)	(13,705)
Cash provided in investing activities	$(4,475)	$1,263	$(14,047)

Financing activities
Proceeds from issuance of shares, net transaction cost of $Nil (2024 - $180 and 2023 - $1,582)	-	1,221	19,960
Transaction costs private placement 2022	-	-	(284)
Proceeds from non-brokered April private placement, net of transaction costs $338 (Note 16)	4,679	-	-
Proceeds from government loans 2024 - net of repayments of $45 (Note 10)	(27)	5,222	250
Proceeds from bridge loan (Note 11)	2,784	-	-
Repayment of bridge loan (Note 11)	(2,784)	-	-
Proceeds from October Private placement, net of cash transaction costs of $2,246 (Note 16)	46,071	-	-
Proceeds from exercise of warrants and stock options(Note 14)	5,022	-	-
Proceeds from 2027 Notes, net of transaction costs of $722 (Note 11)	-	5,498	-
Proceeds from 2028 Notes	-	-	68,049
Repayment of 2026 Notes	-	-	(48,036)
Settlement of transaction costs on 2028 Notes	-	-	(2,100)
Exercise of Convertible Notes	-	-	397
Interest settlement of 2026 Notes	-	-	(1,656)
Payment of lease liability, net of interest	(50)	(42)	(43)
Cash provided by financing activities	$55,695	$11,899	$36,537
Change in cash during the period	35,310	(3,850)	(556)
Effect of exchange rates	(3)	7	164
Cash, beginning of the period	3,717	7,560	7,952
Cash, end of period	$39,024	$3,717	$7,560

See accompanying notes to consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation.  The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is currently in the process of  building a refinery focused on the supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM) and on the NASDAQ (under the symbol ELBM). The Company’s registered office is 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every four (4) pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”) in Ontario, Canada, assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of December 31, 2025 and December 31, 2024, the Company had an accumulated deficit of $408,357 and $274,892, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery in 2023 due to lack of sufficient funding in the wake of supply chain disruptions. These factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be accurately predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities. Management monitors recent developments in relation to global tariffs and does not anticipate material impacts on the financial position of the Company.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The Company is actively pursuing various alternatives including government grants and loans, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. During 2024, a government loan from Federal Economic Development Agency for Northern Ontario (“FedNor”) was received in the amount of $5,267. On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. On November 27, 2024, the Company completed a private placement of US$1,000 as detailed in Note 16 (b). On November 27, 2024, the Company issued secured convertible notes in the principal amount of US$4,000 as detailed in Note 11. During the year ended December 31, 2025, the Company completed private placements and raised US$38,000 in gross proceeds from issuance of common shares and warrants, as detailed in Note 11 and completed restructuring transaction with its 2028 and 2027 noteholders (See Note 16).

Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Preparation and Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board.

These financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are classified as fair value through profit or loss (“FVTPL”). All amounts on the consolidated financial statements are presented in thousands of Canadian dollars, except share and per share amounts, and otherwise noted.

Functional Currency

The functional currency of the Company and its controlled entities are measured using the principal currency of the primary economic environment in which each entity operates. The functional currency of the Company and its subsidiaries is Canadian dollars, except for Australia entities which have a functional currency of Australian Dollars and United States entities which have a functional currency of US Dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are retranslated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Foreign exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

●

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the costs of assets as they are regarded as an adjustment to interest costs on those currency borrowings.

●	Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation are recognized in other comprehensive income or loss.

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the end of the financial reporting period;
●

Income, expenses, and cash flows are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions);

●	Equity transactions are translated using the exchange rate at the date of the transaction; and
●	All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income or loss.

During 2023, the Company considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US Dollars was appropriate. Accordingly, the Company recorded a translation adjustment in 2023, to reflect the impact of translating the Company’s US Dollar assets and liabilities into Canadian Dollars (the presentation currency) at the opening spot rate for the year. The change in functional currency for these subsidiaries was applied prospectively.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its controlled entities. Control is achieved when the Company has the power to govern the financial operating policies of an entity to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following active subsidiaries have been consolidated for all dates presented within these financial statements:

Subsidiary	Ownership	Location	Status
Cobalt One Pty.	100%	Australia	Active
Cobalt Camp Refinery Ltd.	100%	Canada	Active
US Cobalt Inc. (“USCO”)	100%	Canada	Active
1086370 BC Ltd.	100%	Canada	Active
Idaho Cobalt Company	100%	United States	Active

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Restricted Cash

Long-term restricted cash relates to amounts on deposit as financial assurance for the refinery closure plan.

Marketable Securities

Marketable securities represent shares held in a publicly traded company. Marketable securities held by the Company are held for trading purposes and are classified as financial asset measured at FVTPL. At each reporting date, the Company marks-to-market the value of the marketable securities based on quoted market prices; therefore, these financial assets are classified as Level 1 on the fair value hierarchy.

Any profit or loss arising from the sale of these securities, or the revaluation at reporting dates, is recorded to the consolidated statement of income (loss) and other comprehensive income (loss). As the marketable securities are held for trading purposes and not as part of a strategic investment, they are expected to be liquidated within a twelve-month period and are classified as a current asset on the statement of financial position.

Financial Instruments

Cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: FVTPL, fair value through other comprehensive income or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred          and the Company has transferred substantially all risks and rewards of ownership.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial assets or liabilities, accrued interest and lease liability	Measurement Category
Cash and cash equivalents	Amortized Cost
Restricted cash	Amortized Cost
Receivables	Amortized Cost
Marketable securities	FVTPL
Account payable and accrued liabilities	Amortized Cost
Convertible notes payable	FVTPL
Term loan	Amortized Cost
Government loan payable	Amortized Cost
US Warrants	FVTPL
Royalty	Amortized Cost

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

Exploration and Evaluation Assets

The acquisition costs of mineral property interests have been capitalized as exploration and evaluation assets within the Company’s financial statements. Subsequent exploration and evaluation costs are expensed until the property to which they relate has demonstrated technical feasibility and commercial viability, after which costs are capitalized.

The acquisition costs include the cash consideration paid and the fair market value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements. When a partial sale of a mineral property occurs, if control is lost the asset is derecognized and there is a resultant gain or loss recorded to profit and loss in the period the transaction takes place. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are derecognized, with any gain or loss included in profit or loss in the period the transaction takes place.

Management reviews its mineral property interests at each reporting period for indicators of impairment taking into consideration whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property. If a property’s carrying value exceeds its recoverable amount through either not being recoverable, being abandoned, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written down to their recoverable amount.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Should a project be put into production, the costs of acquisition will be amortized using the units-of-production method over the life of the project based on estimated economic reserves.

Property, Plant and Equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of the qualifying assets.

Depreciation of plant and equipment commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Plant and equipment assets are depreciated using the straight-line method over the estimated useful life of the asset. Where an item of plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Depreciation is recognized in the consolidated statement of loss and comprehensive loss upon commercial production having been achieved.

At the date of these consolidated financial statements no plant and equipment assets are in use, except for vehicles which are depreciated over five years. The Company will assess the useful lives of the assets once they are put into use.

Development costs associated with bringing the Company’s Refinery to the location and condition necessary for it to be capable of operating in its intended manner are capitalized as property, plant and equipment costs.

Capital Long-Term Prepayments

For major equipment items where milestone payments are made during the manufacturing process, these costs are initially recorded as capital long-term prepayments. Once the piece of equipment is delivered to the Refinery site, the associated cost is then reclassified to property, plant and equipment costs.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For such contracts, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

The ROU asset is initially measured at cost, which comprises of initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and any estimated costs to dismantle or restore the underlying asset, less any lease incentives received. ROU asset is subsequently depreciated using straight-line method over the lease term, or useful life of the underlying asset if a purchase option is expected to be exercised. ROU asset is presented as part of property, plant and equipment.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date and subsequently measured at amortized cost using the effective interest rate method.

Lease payments for short-term leases with a term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of construction or development of qualifying assets in which case they are capitalized as property, plant and equipment up to the date when the qualifying asset is ready for its intended use. Capitalization of borrowing costs is suspended during extended periods when active development of a qualifying asset is ceased.

Majority of the proceeds from the convertible notes and the government grant are being utilized for the construction and expansion of the Refinery, which given its construction timeline of over a year, is a qualifying asset under IAS 23 Borrowing Costs. Construction of the Refinery has not resumed during 2025 and 2024 and no borrowing costs have been capitalized during the year ended December 31, 2025 and 2024.

Impairment

(i) Financial assets

For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments (“IFRS 9”), reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

(ii) Non-financial assets

Non-financial assets are evaluated at each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

Previously recognized impairment losses are evaluated at each reporting period for indication that an impairment loss recognized in prior periods for an asset may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of that asset, and an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on the fair value of goods or services received.

Warrants classified as equity

Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated statement of financial position and no further adjustments to their valuation are made.

Warrants classified as liabilities

Warrants classified as derivative liabilities and other derivative financial instruments require separate accounting as liabilities are recorded on the Company’s consolidated statement of financial position at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as fair value gain or loss in the consolidated statements of loss and comprehensive loss.. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for expected volatility, expected life, yield, and risk-free interest rate.

Share-based Payment Transactions

The Company has a long-term incentive plan that provides for the granting of options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) to officers, directors, consultants and related company employees to acquire shares of the Company.

(i) Stock options

The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in reserves as the options vest. Options granted to employees and others providing similar services are measured on grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model considering the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of either the vesting date, or the date the goods or services are received. On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised, the consideration received is recorded as share capital.

(ii) Deferred, restricted and performance share units

Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) are classified as equity settled share-based payments and are measured at fair value on the grant date. The expense for DSUs, RSUs and PSUs, to be redeemed in shares, is recognized over the vesting period, or using management’s best estimate when contractual provisions restrict vesting until completion of certain performance conditions, with a charge as an expense and a corresponding increase in reserves as the instrument vests. Upon exercise of any DSUs, RSUs, and PSUs, the grant date fair value of the instrument is transferred to share capital.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Asset Retirement Obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such obligation is recognized as an asset retirement obligation. The estimated costs arising from the future decommissioning of plant and other site preparation work, discounted to their net present value where material, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pretax rate that reflect the time value of money and risks specific to the liability, are used to calculate the net present value. Costs are charged against profit or loss over the economic life of the related asset, through amortization of the asset retirement obligation using either the unit-of-production or the straight-line method. The related liability is adjusted at each period end with changes related to the unwinding of the discount rate accounted for in profit or loss and changes related to the current market-based discount rate or the amount or timing of the underlying cash flows needed to settle the obligation accounted for as an adjustment to the related rehabilitation asset.

Income Taxes

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Income / Loss per share

The Company presents basic and diluted income/loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing the income/loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted LPS is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all dilutive potential common shares related to outstanding stock options and warrants issued by the Company. In a period of losses, the warrants, options and non-vested RSUs, PSUs and DSUs are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Operating Segments

The Company’s Chief Operating Decision Maker reviews operating results and assesses performance for the Refinery and Exploration and Evaluation activities on a separate basis, and therefore, the Refinery and Exploration and Evaluation assets both meet the definition of a segment. Upon the decision to move into the full development stage of the Refinery, this business unit is likely to earn revenue and incur expenses that are separate and discrete from the rest of the Company. The Company’s operating segments are as follows:

●	Refinery
●	Exploration and Evaluation
●	Corporate and Other

Related Party Transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities and include directors and key management of the Company and its parent. A transaction is a related party transaction when there is a transfer of resources, services or obligations between related parties.

Government Loans

The Company received funding from the Federal Government of Canada in the form of non-interest-bearing loans. The Company records the present value of these loans, assuming a market rate of interest, as a liability in accordance with IFRS 9 Financial Instruments. The difference between the funding received and the present value of the loan is the benefit provided by the below market interest rate and is recorded as government grant liability. This is amortized to income over the life of the Refinery asset to which the funding related to.

The funding from the Federal Government of Canada is received as a proportion of construction costs incurred.

Government Grant / Award

Governmental grants are accounted for in accordance with IAS 20, Accounting for Governmental Grants. Governmental grants are recognised when they are received or receivable and when there is reasonable assurance that the Company will comply with any conditions attached to the grant.

The Company received funding from the Ontario Government and US Department of Defense in the form of a non-repayable grant. Grant income is recognized only when there is reasonable assurance that the Company has complied with the conditions attaching to the grant and that reimbursement will be received. Amounts received in advance, if any, are recorded as deferred government grants. Government grants will be recognized in profit or loss on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.  Government grants related to assets shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.

Convertible Notes Payable

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note. The Company elected to measure the convertible notes payable at fair value as a whole instrument (“FVO”), therefore the convertible notes payable are measured at FVTPL at their entirety. To the extent there are changes to the terms of outstanding loans, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows at the original effective interest rate under the new terms is at least 10% different from the discounted present value of the cash flows at the original financial liability. For a modification that does not result in de-recognition, a gain or loss will be recognized in profit or loss for the difference between the original contractual cash flows and the modified cash flows discounted at the original interest rate. For a modification that results in de-recognition, a gain or loss will be recognized in profit or loss for the difference between the carrying amount of the financial liability extinguished and the fair value of the modified financial liability.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

3.	Significant Accounting Judgments and Estimates

The preparation of the Company’s financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standard Board requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Judgments and estimates that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

●	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

●	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●	Convertible Note and Financial Derivative Liability

The Convertible Note and Financial Derivative Liability comprising of US dollar denominated warrants involve significant estimation. The fair value determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread.

●	Asset Retirement Obligation

Management’s determination of the Company’s asset retirement obligation is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required or potentially required.

●	Share-based Payments

Valuation of stock-based compensation and warrants requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of the Company’s stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options, RSUs, DSUs and PSUs.

●	Royalty Liability

The royalty liability requires management to make estimates regarding the inputs for future royalty cash payments, such as the timing of revenues, the amount of revenues and the effective interest rate. Actual results could differ from those estimates.

4.	New Accounting Standards Issued

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these consolidated financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted and the amendments are to be applied retrospectively. The Company is currently evaluating the impact these amendments may have on its consolidated financial statements and related disclosures.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

5.	Receivables

	December 31, 2025	December 31, 2024
GST receivables	$505	$494
Grant receivables	146	570
Other	15	246
	$666	$1,310

6.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant and Equipment	Construction in Progress	Right-of-use Assets	Total
January 1, 2024	$5,989	$45,074	$301	$51,364
Reclassification	1,334	(1,334)	-	-
Additions during the period	133	386	-	519
Transfers to capital long-term prepayments	-	(139)	-	(139)
Asset retirement obligation - Change in estimate	(384)	-	-	(384)
Balance December 31, 2024	$7,072	$43,987	$301	$51,360
Additions during the period	364	4,128	-	4,492
Transfers to capital long-term prepayments	-	139	-	139
Asset retirement obligation - Change in estimate	(646)	-	-	(646)
Balance December 31, 2025	$6,790	$48,254	$301	$55,345
Accumulated Depreciation
January 1, 2024	$10	$-	$96	$106
Change for the period	-	-	65	65
Balance December 31, 2024	$10	$-	$161	$171
Change for the period	38	-	58	96
Balance December 31, 2025	$48	$-	$219	$267

Net Book Value
Balance December 31, 2024	$7,062	$43,987	$140	$51,189
Balance December 31, 2025	$6,742	$48,254	$82	$55,078

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The DoD retains title to certain construction in progress assets (Note 10) the remaining property, plant and equipment and construction in progress are pledged as security for the term loan (Note 13).

7.	Exploration and Evaluation Assets

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance December 31, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(4,424)	$88,776

All of the Iron Creek mineral properties are pledged as security for the term loan. Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the term loan security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property.  The claims are also subject to future net smelter royalty (“NSR”) payments.

8.	Marketable Securities

There were no marketable securities at December 31, 2025 (December 31, 2024 - $12). Shares are marked-to-market at the end of each quarter resulting in an unrealized gain of $4 being recorded during the year ended December 31, 2025 (for the year ended December 31, 2024 – unrealized gain of $41). During the year ended December 31, 2025, the Company sold marketable securities for proceeds of $17 from sale of 48,219 shares, (for the year ended December 31, 2024 proceeds were $930 from sale of sale of 2,332,000 shares) and realized gain of $1 (the year ended December 31, 2024 – gain of $306).

9.	Asset Retirement Obligation

As at December 31, 2025, the estimated cost of closure is $3,381. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

The full estimated closure cost in the latest closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The latest closure plan also included cost updates relating to remediating disturbances that existed at December 31, 2025. The following assumptions were used to calculate the asset retirement obligation:

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●	Discounted cash flows of $2,289 (December 31, 2024 - $2,842)
●	Closure activities date in year 2073 (December 31, 2024 – 2073)
●	Risk-free discount rate of 3.84% (December 31, 2024 – 3.33%)
●	Long-term inflation rate of 3.0% (December 31, 2024 – 3.0%)

The continuity of the asset retirement obligation at December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025	December 31, 2024
Balance at January 1,	$2,842	$3,126
Change in estimate from discounting and estimate of costs	(646)	(384)
Accretion	93	100
Balance	$2,289	$2,842

10.	Long-Term Government Loan Payable, Grants and Awards

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The loan was discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan required completion of the construction on or before June 30, 2025. On July 14, 2025, the completion of construction required by FedNor was extended to June 30, 2027 and governmental loans repayment commencement date was changed from June 2026 to June 2028.

The Company accounted for the extension of the repayment commencement date as an extinguishment of the original financial liability and recognized a new financial liability for the new extended loans. The extinguishment of original loans and recognition of amended loans resulted in a gain on extinguishment of $3,311, which has been recognized in Other non-operating loss in the statement of loss and other comprehensive loss. The fair value of the amended loan was estimated using fair market interest rate of 16%.

On June 10, 2024, the Company received $5,000 in contribution funding from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

On August 19, 2024, the Company was awarded US$20,000 by the U.S. Department of Defense (“DoD”). The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Reimbursement received from DoD as at December 31, 2025 totals $642 (2024 - $Nil). Once the conditions of the agreement are met the deferred government grant will be derecognized against the corresponding assets.

On March 21, 2025, the Company was provided with a non-binding letter of intent from the Canadian Federal government in the amount of $20,000. While the discussions between the parties are ongoing, there is no guarantee or assurance that a final agreement will be reached and/or funding will be provided to the Company.

The following table sets out the balances of Government Loan and Government Grant received at December 31, 2025 and December 31, 2024:

	Government Loan	Government Grant	Total
Balance at January 1, 2024	$4,299	$849	$5,148
FedNor loan – February 2024	2,267	-	2,267
FedNor Loan – April 2024	2,000	-	2,000
FedNor Loan (Nickel Study) - Payment	(45)	-	(45)
FedNor Loan – August 2024	1,000	-	1,000
Allocation to government grant	(2,275)	2,275	-
Accretion	578	-	578
Balance at December 31, 2024	$7,824	$3,124	$10,948
FedNor Loan (Nickel Study) - Payment	(27)	-	(27)
Accretion	368	-	368
Extinguishment of government loans	(8,017)	-	(8,017)
Recognition of new government loans due to extension of repayment commencement date	4,706	-	4,706
Accretion	342	-	342
Balance at December 31, 2025	$5,196	$3,124	$8,320

11.	Convertible Note Arrangement and Royalty

On February 13, 2023, the Company completed subscription agreements with certain institutional investors in the United States with respect to $68,049 (US$51,000) principal amount of 8.99% senior secured notes due February 2028 (“2028 Notes”). The investors in the offering also received an aggregate of 2,699,014 warrants to purchase common shares (“2028 Warrants”) in the Company. The 2028 Warrants were exercisable for five years at an exercisable price US$9.92, subject to certain adjustments. The investors also received a royalty of: (i) 0.6% on “Operating Revenue” from the sale of all cobalt produced from the Refinery payable in the first twelve months following a defined threshold of commercial production, where Operating Revenue consists of revenue from the Refinery less certain permitted deductions; and (ii) 0.6% on all revenue from sales of cobalt generated from the Refinery in the second to fifth years following the commencement of commercial production. Royalty payments under the royalty agreements were subject to a cumulative cap of US$6,000.

In January 2024, the terms of the 2028 Warrants were amended and the exercise price of US$9.92 was re-priced to $4.00. On November 27, 2024, in conjunction with the issuance of the 2027 Notes discussed below, the exercise price was amended from $4.00 to $3.40.

In addition, the 2028 Warrants included a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading days, with the reduced term beginning seven calendar days after such 10 consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants could have exercised the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On March 21, 2024, the Company satisfied $543 (US$401) of interest through the issuance of 210,760 common shares to certain noteholders

The 2028 Notes were secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes were subject to customary events of default and basic positive and negative covenants. The Company was required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes were convertible at the discretion of the noteholders and as such were classified as a current liability.

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of $9,157 (US$6,521), as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into between the Company and the 2028 Notes noteholders.

On November 27, 2024, the Company closed a financing transaction (the “2027 Notes”) with the holders of the 2028 Notes for gross proceeds of $5,615 (US$4,000). In connection with closing, 460,405 common shares were issued for gross proceeds of $1,401 at US$2.172 per share. The 2027 Notes were issued together with 1,136,364 detachable common share purchase warrants (“2027 Warrants”) entitling the noteholders to acquire an equivalent number of common shares at a price of $4.00 per share until November 26, 2026. The 2027 Warrants were issued as replacement for warrants previously issued through an equity financing which took place on August 23, 2023 with an exercise price of $6.84. The same number of warrants were cancelled and re-issued as part of the 2027 Notes. The 2027 Warrants met the fixed for fixed criteria and were classified as equity. The total proceeds were allocated between convertible notes and warrants using relative fair value on the issuance date. The fair value of the 2027 Warrants on issuance date was estimated using the Black-Scholes Option Pricing Model approach with the following inputs: a risk-free rate of 3.20% per year, an expected life of 2 years, expected volatility based on historical prices of 70.00%, no expected dividends and a share price of $2.72.

The 2027 Notes rank pari passu to the 2028 Notes, bore interest at a rate of 12.0% per annum, payable quarterly in cash, and mature on November 12, 2027. The 2027 Notes were also guaranteed by substantially all of the Company’s subsidiaries and were secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. The initial conversion rate of the 2027 Notes was 240,211 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.4978 per common share) subject to certain adjustments set forth in the 2027 Notes. The conversion price was subject to adjustments on the provision of the subscription agreements. The Company was required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2027 Notes.

On March 5, 2025, the Company entered into an agreement to defer interest relating to all outstanding 2028 Notes and 2027 Notes (collectively referred to as the “Notes”) until February 15, 2027. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On October 22, 2025, the noteholders of 2028 and 2027 Notes and the Company entered into exchange agreements (each, an “Exchange Agreement”) and collectively, (the “Exchange Agreements”) pursuant to which each of the noteholders exchanged 60% of the aggregate principal amount of the 2028 and 2027 Notes beneficially owned or held by each of the noteholders (the “Equitized Notes”), plus the aggregate amount of all accrued and unpaid interest to but excluding October 9, 2025, for Units at a price of US$0.75 per Unit (the “Equity Exchange”). The Company issued 55,041,712 New Equity Offering Units which included 55,041,712 New Equity Offering Warrants, 23,306,055 common shares and 31,735,657 Pre-Funded Warrants (as defined below). During the year ended December 31, 2025, 5,330,000 Pre-Funded Warrants were exercised for nominal consideration.

Concurrently with the completion of the Equity Exchange, the Company completed an offering (such offering, the “New Equity Offering”) of 46,000,000 units, each consisting of one common share and one warrant to purchase one common share (such warrants, the “New Equity Offering Warrants”), at a price of US$0.75 per unit (such units, the “New Equity Offering Units”). Each New Equity Offering Warrants entitling the holder thereof to purchase one common share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the offering until October 22, 2028.

In accordance with the Exchange Agreements, noteholders of 2028 and 2027 Notes exchanged 40% of the aggregate principal amount of the 2028 and 2027 Notes (the “Rolled Notes”) for (i) an aggregate principal amount of term loans pursuant to the New Term Loan Agreement (the “Term Loan”) equal to the sum of (x) the aggregate principal amount of such noteholder’s Rolled Notes, (y) the aggregate amount of all accrued and unpaid interest with respect to such Rolled Notes to but excluding the closing date and (z) the aggregate amount of all accrued and unpaid interest on such noteholder’s Equitized Notes from and including October 9, 2025 to but excluding the closing date, and (ii) a number of the company’s common shares equal to (x) 12.5% of the sum of (1) the aggregate principal amount of such noteholder’s Rolled Notes and (2) the aggregate amount of all accrued and unpaid interest on such Rolled Notes to but excluding October 9, 2025 divided by (y) US$0.90 (the “Debt Exchange”). Based on the amount of Rolled Notes held by the noteholders, a total of 3,822,341 common shares were issued in the Debt Exchange.

To the extent that the exchange of Equitized Notes and Rolled Notes would result in any noteholder beneficially owning common shares in excess 9.9% of the number of common shares outstanding immediately after giving effect of the transactions detailed above, such holder shall receive one or more pre-funded warrants (the “Pre-Funded Warrants”). The aggregate exercise price of the Pre-Funded Warrant, except for a nominal exercise price of US$0.000001 per share, was pre-funded to the Company and, consequently, no additional consideration (other than the nominal exercise price of US$0.000001 per share) shall be required to be paid by the holder to affect any exercise of the Pre-Funded Warrants. The Pre-Funded Warrants can be exercised from the issuance date until these Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants may also be exercised, in whole or in part, at such time by means of “cashless exercise", and accordingly, were classified as a financial liability on the consolidated statements of financial position and measured at FVTPL. The fair value of the Pre-Funded Warrants was based on the Company’s share price as at the corresponding valuation date.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Concurrently with the completion of the Equity Exchange and the Debt Exchange, the previous warrants issued to the noteholders of the 2028 Notes and 2027 Notes were cancelled. Additionally, the Company entered into amended royalty agreements with the noteholders amending the royalty agreements thereby (i) extending the terms the royalty payable on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raising the aggregate cap from US$6,000 to US$10,000.

The Company accounted for the Equity Exchange and the Debt Exchange as an extinguishment of the 2028 Notes and 2027 Notes.

The New Equity Offering Warrants issued in Equity Exchange did not meet the fixed for fixed criteria as their exercise price is denominated in a currency different than the Company’s functional currency and were classified as a financial liability on the consolidated statements of financial position and measured at FVTPL. The New Equity Offering Warrants were measured at $79,562 and $28,410 on the Extinguishment Date and December 31, 2025, respectively, using Black-Scholes option pricing model with the following main assumptions: share price $2.31 and $1.11, volatility 87.0% and 90.0%, risk free rate 2.39% and 2.81% on the Extinguishment Date and December 31, 2025, respectively.

The Pre-Funded Warrants did not meet the fixed for fixed criteria due to a cashless exercise option and were classified as a financial liability on the consolidated statements of financial position and measured at FVTPL. The fair value of the Pre-Funded Warrants is the same as the Company’s share price as at the corresponding valuation date. The Pre-Funded Warrants were measured at $73,309 and $29,309 on the Extinguishment Date and December 31, 2025, respectively.

The Term Loan was measured at fair value on the Extinguishment Date and subsequently classified and measured at amortized cost, Note 13. The fair value of the Term Loan on the Extinguishment date was estimated at $37,258 using the valuation model and 12.8% fair market interest rate.

The 2028 Notes and 2027 Notes were measured at fair value on the Extinguishment date using the finite difference valuation method with the following key assumptions:

●	Risk free rate at October 22, 2025 of 3.509% (December 31, 2024 – 4.393%) based on the US dollar zero curve;
●

Equity volatility at October 22, 2025 of 105% (December 31, 2024 – 63%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;

●	An Electra share price at October 22, 2025 of US$1.66 (December 31, 2024 - US$1.807) reflecting the quoted market price; and
●	A credit spread at October 22, 2025 of 27.4% (December 31, 2024 – 26.3%).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s 2028 Notes and 2027 Notes as of the Extinguishment date and December 31, 2024:

2028 and 2027 Notes	Convertible Notes Payable
Balance at January 1, 2024	$40,101
Initial recognition at fair value	4,921
Revaluation to fair value	4,356
Capitalized interest	9,157
Revaluation to fair value due to own credit risk	1,342
Foreign exchange loss	4,086
Balance at December 31, 2024	$63,963
Revaluation to fair value	12,118
Revaluation to fair value due to own credit risk	(1,293)
Foreign exchange loss	(1,741)
Balance at October 22, 2025	73,047
Accrued Interest settled under Equity Exchange and Debt Exchange	11,565
Fair value of common shares issued under Equity Exchange and Debt Exchange	(62,666)
New Equity Offering Warrants	(79,562)
Term Loan	(37,258)
Pre-funded Warrants	(73,309)
Loss on extinguishment of 2028 and 2027 Notes	(168,183)

The loss on extinguishment amounting to $168,183 was presented as loss on extinguishment of 2028 and 2027 Notes, in the consolidated statement of loss and other comprehensive loss.

To support operations during the restructuring process, the noteholders provided $2,784 (US$2,000) in short-term bridge debt in the form of a 90-day Bridge loan with an annual interest rate of 12.0%. On October 22, 2025, the Company repaid the Bridge Loan for an aggregate of $2,856, inclusive of interest.

12.	Royalty

On October 22, 2025, the Company entered into amended and restated royalty agreements resulting in an extinguishment of previous royalty liability. The fair value of the amended Royalty was estimated at October 22, 2025 using a discounted cash flow model. The key inputs included the market interest rate of 11.125% and cash flows estimates of future operating and gross revenues. The loss on extinguishment amounting to $1,023 was included in other non-operating income (expense) in the consolidated statement of loss and other comprehensive loss.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	December 31, 2025	December 31, 2024
Balance at January 1,	$1,283	$858
Foreign exchange	(37)	95
Accretion	58	330
Extinguishment of royalty	(1,304)	-
Foreign exchange	(37)	-
Recognition of new royalty due to amendment	2,327	-
Accretion	48	-
Balance at December 31	$2,338	$1,283

13.	Term Loan

The Term Loan issued in Debt Exchange (Note 11) has a principal amount of $38,902 (US$27,795) and matures on October 22, 2028.

The Term Loan bears interest on the unpaid principal amount at 8.99% per annum if paid by cash with payment every quarter.

The Company may elect to have, with respect to interest accrued on and to each interest payment date, all interest on the Term Loan being added to the outstanding principal amount of the Term Loan at a rate equal to 11.125% per annum (such capitalized interest, “PIK Interest”). All such PIK Interest shall thereafter constitute principal and bear interest on the terms of the Term Loan. The Term Loan is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets.

The Term Loan is subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$15,000 until it secures signed, binding commitments from the Government of Canada and from the Government of Ontario, after which the requirement is US$2,000. The Term Loan was measured at fair value on the Extinguishment Date and was subsequently classified and measured at amortized cost (Note 13). The fair value of the Term Loan on the Extinguishment date was estimated at $37,258 based on the finite difference valuation model, which included 12.8% market interest rate.

The Term Loan is accreted through the term of the Term Loan using effective interest rate of 12.8%. During the year ended December 31, 2025, the Company recorded $824 of interest and $86 accretion expenses (December 31, 2024- $Nil).

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

14.	US Warrants

2026 Warrants

On April 3 and April 14, 2025, the Company issued 3,125,000 (“2026 Warrants”) to subscribers in a non-brokered private placement (Note 16). The warrant exercise price is denominated in US dollars, a currency different than the Company’s functional currency. Therefore, the warrants were classified as a financial liability in the consolidated statements of financial position. The fair value of the warrants was estimated using the Black Scholes Option Pricing Model using the following main inputs: volatility of 85% on issuance date, 61.79% - 121.59% on exercise dates, and  125.0% - 127.6% on December 31, 2025, share price of $1.38 - $1.50 on issuance date, $1.37 - $6.55 on exercise dates, and $1.11 on December 31, 2025 and risk free rate of 2.40% - 2.58% on issuance date, 2.38% - 2.48% on exercise date, and 2.55% December 31, 2025 respectively.

The table below presents changes in 2026 Warrants during the year ended December 31, 2025:

	Number of warrants	Fair value $
Balance at December 31, 2024	-	-
Issued	3,125,000	1,150
Changes in fair value	-	8,112
Exercised	(2,481,786)	(9,066)
Balance at December 31, 2025	643,214	196

The changes in fair value amounting to $8,112 was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

Pre-Funded Warrants

The table below presents changes in Pre-Funded Warrants during the year ended December 31, 2025:

	Number of warrants	Fair value $
Balance at December 31, 2024	-	-
Issued	31,735,657	73,309
Changes in fair value		(36,698)
Exercised	(5,330,000)	(7,302)
Balance at December 31, 2025	26,405,657	29,309

The changes in fair value amounting to $(36,698) was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

New Equity Offering Warrants

The table below presents changes in New Equity Offering Warrants during the year ended December 31, 2025:

	Number of warrants	Fair value $
Balance at December 31, 2024	-	-
Issued in Equity Exchange	55,041,712	79,562
Issued in New Equity Offering	46,000,000	18,597
Change in fair value	-	(46,006)
Balance at December 31, 2025	101,041,712	52,153

The changes in fair value amounting to $(46,006) was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

2028 Warrants

The table below presents changes in 2028 Warrants during the year ended December 31, 2025:

On October 22, 2025, the Company cancelled the previously issued 2028 Warrants as part of the Exchange Agreement transaction.

	Number of warrants	Fair value $
Balance at December 31, 2024	2,699,014	1,582
Changes in fair value	-	182
Cancelled	(2,699,014)	(1,764)
Balance at December 31, 2025	-	-

The changes in fair value  amounting to $182 was included in changes in fair value of US warrants in the consolidated statement of loss and other comprehensive loss.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

15.	Lease liabilities

	December 31, 2025	December 31, 2024
Balance at January 1	$132	$175
Lease interest	9	13
Lease repayment	(59)	(55)
Balance at December 31	$82	$133
Less – Current portion	(55)	(50)
Balance at December 31 – Long-term portion	$27	$83

16.	Shareholder’s Equity

a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at December 31, 2025, the Company had 98,982,239 (December 31, 2024 – 14,809,197) common shares outstanding.

b)	Issued Share Capital

During the year ended December 31, 2025, the Company issued common shares as follows:

●

The Company exercised 5,330,000 Pre-Funded Warrants for a nominal exercise price (Note 11). The exercised Pre-Funded Warrants were measured at $7,302 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

●

The Company exercised 2,481,786 2026 Warrants for total proceeds of $4,894. The exercised 2026 Warrants were measured at $9,066 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

●

The Company exercised 65,544 broker warrants for total proceeds of $103. The exercised 2026 Warrants were measured at $42 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

●	The Company issued 26,975 and 15,340 common shares for the exercise of restricted shares and stock options for total proceeds of $39.

On April 14, 2025, the Company closed the first (occurring on April 3, 2025) and second tranches of its non-brokered private placement, raising aggregate gross proceeds of US$3,500 ($4,908). An aggregate of 3,125,000 units (each, a “Unit”) were issued at a price of US$1.12 per Unit under the private placement.  Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant (“2026 Warrants”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. In connection with the closing of the Offering, the Company incurred aggregate finders’ fees of $338, including $109 representing the value of 183,333 non-transferable finders’ warrants. Each finders’ warrant is exercisable to acquire one common share of the Company at an exercise price of US$1.12 until October 14, 2026. Finders’ warrants were measured at $109 using the Black-Scholes option pricing model with the following main assumptions: share price $1.50, volatility 85.0%, risk free rate 2.58%.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The gross proceeds were allocated between common shares and 2026 Warrants, based on relative fair values and 2026 Warrants were allocated $1,150 on initial recognition. The residual balance of $3,759 was then allocated to the equity component (common shares issued). The transaction costs of $447 were allocated proportionately between the 2026 Warrants and the common shares. Transaction costs allocated to the common shares were accounted for as a deduction from equity of $338.

●

Concurrently with the completion of the Equity Exchange, the Company completed New Equity Offering of 46,000,000 New Equity Offering Units, each consisting of one common share and one New Equity Offering Warrants to purchase one common share at a price of US$0.75 per New Equity Offering Unit. Each New Equity Offering Warrants or the 2028 Warrants entitling the holder thereof to purchase one common share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the offering until October 22, 2028, Note 11.

The Company incurred an aggregate cash commission of US$1,851 to the agents of the New Equity Offering. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase common shares to the agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at US$0.75 per share, at any time on or before the date that is 36 months following the closing date of the New Equity Offering. Broker warrants were measured at $4,604 using the Black-Schols option pricing model with the following main assumptions: share price $2.31, volatility 124.31%, risk free rate 2.39%.

The gross proceeds were allocated between common shares and New Equity Offering Warrants, based on relative fair values and New Equity Offering Warrants were allocated $18,597 on initial recognition. The residual balance of $29,720 was then allocated to the equity component (common shares issued). The transaction costs of $8,240 were allocated proportionately between the New Equity Offering Warrants and common shares. Transaction costs allocated to the equity component were accounted for as a deduction from equity of $5,078.

During the year ended December 31, 2024, the Company issued common shares as follows:

●

On February 27, 2024, the Company settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 41,314 common shares at a market price of $3.24 per share to these individuals. The expense was recorded in salaries and benefits.

●

On March 21, 2024, the Company issued an aggregate of 210,760 common shares at a market issue price of $2.5756 per common share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●

On November 27, 2024, the Company closed a financing transaction with the holders of the 2027 Notes for gross proceeds of US$5,000 and issued 443,225 common shares and 1,136,364 detachable common share purchase warrants, valued at $1,221 (net of transaction costs of $180 and $694 (net of transaction costs of $89), respectively (see Note 11).

●

During the year ended December 31, 2024, the Company issued 18,568 common shares for the exercise of deferred share units, 130,414 common shares for the exercise of restricted share units and 2,083 for the exercise of performance share units.

17.	Share Based Payments

The Company adopted a long-term incentive plan (“LTIP”) on December 20, 2024, whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the LTIP is 3,150,000.

In 2024, the Company was approved to implement an employee share purchase plan (“ESPP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 250,000 common shares that can be issued under the ESPP.

The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs generally vest in one year but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

a)	Stock Options

During the year ended December 31, 2025:

●

On October 29, 2025, upon approval by shareholders at the annual general meeting on June 24, 2025, Electra issued 2,669,000 incentive stock options, 179,000 RSUs, and 271,000 DSUs to certain directors, officers, employees, and contractors. The stock options are exercisable for three years at $1.97 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $3,835 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.36% per year, an expected life of 3 years, expected volatility based on historical prices of 125%, no expected dividends and a share price of $1.97.

●

The RSUs will vest in two equal tranches on the first and second anniversaries of the grant date and may be settled in cash or shares at the discretion of the Company. The DSUs will be settled in shares when the holder ceases to serve as a director.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

●	During the year ended December 31, 2025, 15,340 stock options were exercised for total proceeds of $39.

●

On January 1, 2025, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date. The fair value of the options at the date of the grant was $190 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 90.0%, no expected dividends and a share price of $2.60.

During the year ended December 31, 2024:

●

On January 15, 2024, the Company granted 25,000 stock options at an exercise price of $2.00 that will vest in three equal tranches on the first, second and third anniversaries of the grant date. The fair value of the options at the date of the grant was $29 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices of 87%, no expected dividends and a share price of $2.00.

●

On February 12, 2024, the Company granted 753,923 incentive stock options and 26,235 RSUs to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $3.24 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,377 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 4 years, expected volatility based on historical prices of 85%, no expected dividends and a share price of $3.24.

●

On August 28, 2024, the Company granted 250,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $3.28 and will vest in four equal quarterly tranches. The fair value of the options at the date of the grant was $418 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices of 94%, no expected dividends and a share price of $3.28.

●

On September 9, 2024, the Company granted 33,891 DSUs to certain directors of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024	$14.00	193,142
Granted	3.22	1,028,923
Expired	10.02	(34,953)
Forfeited / Cancelled	12.91	(16,749)
Balance at December 31, 2024	$4.61	1,170,363
Granted	2.00	2,794,000
Expired	12.94	(21,297)
Exercised (Share price at $2.31)	2.57	(15,340)
Forfeited / Cancelled	1.97	(16,000)
Balance at December 31, 2025	$2.72	3,911,726

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2025 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$1.97	2,653,000	2.83	$1.97	-	$1.97
2.00	16,667	2.04	2.00	-	2.00
2.60	125,000	2.00	2.60	-	2.60
3.24	746,916	2.12	3.24	369,955	3.24
3.28	250,000	1.66	3.28	250,000	3.28
9.60	56,423	1.19	9.60	37,616	9.60
12.84	15,000	1.86	12.84	15,000	12.84
21.60	41,428	1.05	21.60	41,428	21.60
24.84	7,292	0.29	24.84	7,292	24.84
Total	3,911,726	2.52	$2.72	721,291	$5.06

During the year ended December 31, 2025, the Company expensed $1,412 (the year ended December 31, 2024 - $1,212 and for the year ended December 31, 2023 - $513) for options valued at share prices $1.94 to $24.84 as shared-based payment expense.

Incentive stock options outstanding and exercisable (vested) at December 31, 2024 are summarized as follows:

		Options Outstanding		Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	3.04	$2.00	-	$2.00
3.24	753,923	3.12	3.24	-	3.24
3.28	250,000	2.66	3.28	62,500	3.28
9.60	56,425	2.19	9.60	18,808	9.60
10.08	10,185	0.52	10.08	10,185	10.08
10.44	6,944	0.66	10.44	6,944	10.44
12.84	15,000	2.87	12.84	10,000	12.84
21.60	44,205	2.05	21.60	29,470	21.60
24.84	7,292	1.29	24.84	7,292	24.84
29.16	1,389	0.13	29.16	1,389	29.16
Total	1,170,363	2.88	$4.61	146,588	$10.56

During the year ended December 31, 2024, the Company expensed $1,212 (the year ended December 31, 2023 - $513) for options valued at share prices $2.00 to $24.84, as share-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(b) DSUs, RSUs and PSUs

During the year ended December 31, 2025, the Company has expensed $254 (the year ended December 31, 2024 - $218 and for the year ended December 31, 2023 - $586) for DSUs, $ Nil (the year ended December 31, 2024 - $Nil and for the year ended December 31, 2023 - $79) for PSUs, and $41 (the year ended December 31, 2024 - $338 and for the year ended December 31, 2023 - $641) for RSUs as shared-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at December 31, 2025 and December 31, 2024 were as follows:

Number of Units	December 31, 2025	December 31, 2024
Balance at January 1,	157,085	154,041
Granted	271,000	33,891
Exercised	-	(18,568)
Expired	-	(12,279)
Balance	428,085	157,085

Restricted Share Units

The Company’s RSUs outstanding at December 31, 2025 and December 31, 2024 were as follows:

Number of Units	December 31, 2025	December 31, 2024
Balance at January 1,	26,975	133,288
Granted	179,000	26,235
Exercised	(26,975)	(130,414)
Forfeited / Cancelled	-	(2,134)
Balance	179,000	26,975

Performance Share Units

The Company’s PSUs outstanding at December 31, 2025 and December 31, 2024 were as follows:

Number of Units	December 31, 2025	December 31, 2024
Balance at January 1,	-	8,507
Exercised	-	(2,083)
Expired / Cancelled	-	(6,424)
Balance	-	-

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

18.	Income Tax

Income tax reconciliation

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
(Loss) income before income taxes	$(133,465)	$(29,447)	$(64,666)
Statutory tax rate	26.5%	26.5%	26.5%
Expected expense (recovery) at statutory rate	(35,368)	(7,804)	(17,136)
Tax rate difference	(1)	(3)	(1)
Share based compensation	328	461	-
Permanent differences	(79)	918	107
Fair value adjustment of USD Warrants	(19,767)	-	-
Net change in benefits previously not recognized	12,713	8,815	17,699
Share issuance costs	(1,412)	(48)	(515)
Book to filing adjustments	1,970	227	(170)
Other comprehensive income (loss)	341	(355)	-
Loss on debt restructuring not recognized	41,468	-	-
Foreign exchange	(199)	(2,385)	-
Other	6	174	16
Income tax expense (recovery)	$-	$-	$-

The significant components of the Company’s deferred income tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024
Deferred tax liabilities:
Government loan and grant	$(543)	$-
Convertible notes payable	$-	$(4,619)
	$(543)	$(4,619)
Deferred tax assets:
Non-capital loss	$543	$4,619
	543	$4,619
Deferred income tax assets / (liabilities)	$-	$-

Deferred taxes are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax losses can be utilized. The group has unrecognized tax attributes, notes below, that are available to offset against future taxable income. However, as these tax attributes related to entities that have a history of losses, these deductible temporary differences are not recognized and are as follows:

	December 31, 2025	December 31, 2024
Non-capital loss carry-forwards	$103,660	$75,830
Exploration and evaluation properties	19,796	21,459
Property, Plant and Equipment	39,379	43,299
Capital loss carry forward	31,271	27,994
Other	35,911	14,253
Total unrecognized temporary differences	$230,017	$182,835

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The capital loss of $31,271 (December 31, 2024 - $27,994) can be carried forward indefinitely and can only be realized against future capital gains.

The Company has the following unrecognized non-capital loss carryforwards of approximately $99,275 (December 31, 2024 – $72,286) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year	December 31, 2025	December 31, 2024
2036	$3.231	$-
2037	1,172	33
2038	7,457	384
2039	1,457	1,532
2040	7,150	3,621
2041	14,863	15,094
2042	15,189	15,554
2043	22,889	23,513
2044	9,875	12,555
2045	15,992	-
Total	$99,275	$72,286

The Company also has non-capital loss carryforwards of $650 and $3,735 to apply against future year income tax in Australia and the United States, respectively. The majority of these carry forward losses do not expire.

19.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31
	2025	2024	2023
Foreign exchange gain (loss)	$1,159	$(4,338)	$1,485
Interest expense	(10,731)	(7,274)	(8,147)
Realized gain on marketable securities	1	306	90
Transaction costs	(5,232)	-	-
Gain on extinguishment governmental loans (Note 10)	3,311	-	-
Loss on extinguishment of royalty (Note 12)	(1,023)	-	-
Other non-operating income (expense)	190	298	100
	$(12,325)	$(11,008)	$(6,472)

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

20.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
Numerator
Net loss for the period – basic and diluted	$(133,465)	$(29,447)	$(64,666)
Gain on financial derivative liability	-	-	(6,683)
Net loss for the year ended – diluted			(71,349)
Denominator
Basic and Diluted – weighted average number of shares outstanding	32,104,582	14,256,263	10,857,737

Loss Per Share – Basic	$(4.16)	$(2.07)	$(5.96)
Loss Per Share – Diluted	$(4.16)	$(2.07)	$(5.96)

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the years ended December 31, 2025, 2024 and 2023 as the warrants and stock options were anti-dilutive.

21.	Financial Instruments

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Per Note 1, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources.

The following are the contractual maturities of financial liabilities as at December 31, 2025, and December 31, 2024:

	As at December 31, 2025
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$5,817	$-	$-
Long-term government loan payable	36	36	5,125
Term loan	-	-	38,920
Lease payable	128	43	-
Short-term deferred government grant	642	-	-
Total	$6,623	$79	$44,045

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	As at December 31, 2024
	< 1 Year	Between 1 – 2 Years	>2 Years
Accounts payable and accrued liabilities	$3,579	$-	$-
Long-term government loan payable	36	1,615	8,519
Convertible notes payable [1]	8,057	8,012	99,071
Lease payable	125	128	43
Total	$11,797	$9,755	$107,633

1 Amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. Per Note 11, 2026 Notes were cancelled and replaced with 2028 Notes on February 13, 2023.

For 2024 the Company assumed the notes will remain outstanding until maturity. If noteholders convert prior to maturity, they would be entitled to a make-whole interest payment upon conversion. This payment cannot exceed the remaining coupon payments owing and thus the tables above present all interest payments to maturity, which represents the maximum possible cash outflow to the Company.

Fair Value

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, receivables, marketable securities, convertible notes payable, long-term government loan payable, warrants liability, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, restricted cash, and deposits, receivables and accounts payable and accrued liability approximate their carrying values because of their current nature. The fair value of long-term government loan payables are estimated as $5,196 (December 31, 2024 - $7,824) utilizing a discounted cash flow calculation based on cash interest and principal payments and an interest rate of 16.0% (December 31, 2024 – ranging from 7.0% to 17.1%) which would expected to be achieved on a standard debt arrangement.

The contractual liabilities relating to government loan payable assumes that repayment began on June 30, 2028 in 19 equal instalments

Credit Risk Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held in with major Canadian banks that are high credit quality financial institutions as determined by rating agencies.

The Company’s receivables primarily consist of HST refund due from Canada Revenue Agency and reimbursement to be received from NRCan and DoD, hence there is no significant credit risk on receivables.

As at December 31, 2025, the Company’s maximum exposure to credit was the carrying value of cash and cash equivalents, restricted cash, and receivables.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, prepayments, accounts payable and accrued liabilities, derivative financial liabilities on warrants and its long-term debts that are denominated in US Dollars. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The following table indicates the foreign currency exchange risk on monetary financial instruments as at December 2025 and 2024 converted to Canadian Dollars:

As at December 31, 2025
USD denominated expressed in CAD
Cash and cash equivalents	$25,019
Accounts payable and accrued liabilities	(641)
Term loan	(38,168)
Royalty	(2,338)
Total	$(16,128)

As at December 31, 2024
USD denominated expressed in CAD
Cash and cash equivalents	$3,391
Accounts payable and accrued liabilities	(478)
Interest accrual	(2,799)
Long-term convertible notes payable	(63,963)
Royalty	(1,283)
Total	$(65,132)

During the year ended December 31, 2025, the Company recognized a gain of $1,159 (December 31, 2024 – loss of $4,338) on foreign exchange. Based on the above exposures as at December 31, 2025, a 10% depreciation or appreciation of the US Dollar against the Canadian Dollar would result in a $1,232 decrease or increase in the Company’s net income before tax (December 31, 2023 - $6,149).

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at December 31, 2025.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

22.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets.

23.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Classification
December 31, 2025	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$39,024	$-	$-	$39,024
Restricted cash	-	1,208	-	-	1,208
Receivables	-	666	-	-	666
	$-	$40,898	$-	$-	$40,898
Liabilities:
Accounts payable and accrued liabilities	$-	$5,817	$-	$-	$5,817
Short-term deferred government grant		642			642
Long-term government loan payable	-	5,196	-	-	5,196
Term loan	-	38,168			38,168
US Warrants	81,658	-	-	81,658	81,658
Royalty	-	2,338	-	-	2,338
	$81,658	$52,161	-	$81,658	$133,819

	Classification
December 31, 2024	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,717	$-	$-	$3,717
Restricted cash	-	1,208	-	-	1,208
Receivables	-	1,310	-	-	1,310
Marketable securities	12	-	12	-	12
	$12	$6,235	$12	$-	$6,247
Liabilities:
Accounts payable and accrued liabilities	$-	$3,579	$-	$-	$3,579
Accrued interest	-	2,799	-	-	2,799
Long-term government loan payable	-	7,824	-	-	7,824
Convertible Notes payable [1]	63,963	-	-	63,963	63,963
Warrants - Convertible Notes payable [1]	1,582	-	-	1,582	1,582
Royalty	-	1,283	-	-	1,283
	$65,545	$15,485	-	$65,545	$81,030

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Valuation techniques

A) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 11.125% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 3% increase or decrease in the effective interest rate would be an increase of $1,862 (December 31, 2024 - $250) or a decrease of $928 (December 31, 2024 - $213) to the fair value of the royalty.

B) Other Financial Derivative Liability (2026, Warrants, 2028 Warrants and New Offering Warrants)

The Company uses the Black-Scholes Option Pricing Model. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 127% for the 2026 Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $25 or a decrease of $25 to the fair value of the embedded derivative.

The Company used an equity volatility of 90% for the 2028 Warrants (New Equity Offering Warrants). If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $2,910 or a decrease of $3,079 to the fair value of the embedded derivative.

The Company used an equity volatility of 90% for the Restructuring Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $3,481 or a decrease of $3,584 to the fair value of the embedded derivative.

24.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

As at December 31, 2025, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as at December 31, 2025.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$7,572	$-	$-	$-	$-	$7,572
Term loan	-	-	50,822	-	-	50,822
Government loan payments	36	36	1,615	2,141	6,342	10,170
Lease payments	128	43	-	-	-	171
Royalty payments [1]	-	-	229	529	3,681	4,439
	$7,736	$79	$52,666	$2,670	$10,023	$73,174

1 Royalty payments are estimated amounts associated with the royalty agreements entered with the debt holders as part of the term loan. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

25.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

(a)	Segmented operating results for the year ended December 31, 2025 and 2024:

For the year ended December 31, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$632	$28	$4,443	$5,103
Exploration and evaluation expenditures	-	255	-	255
General and administrative	1,329	19	1,723	3,071
Investor relations and marketing	-	-	622	622
Salaries and benefits	1,911	-	4,602	6,513
Share-based payments	-	-	1,453	1,453
Operating loss	$3,872	$302	$12,843	$17,017
Unrealized gain on marketable securities	-	-	4	4
Loss on financial derivative liability - Convertible Notes	-	-	(10,354)	(10,354)
Changes in US Warrants	-	-	74,410	74,410
Loss on extinguishment of 2028 and 2027 Notes and recognition of term loan	-	-	(168,183)	(168,183)
Other non-operating loss	-	-	(12,325)	(12,325)
Loss before taxes	$(3,872)	$(302)	$(129,291)	$(133,465)

For the year ended December 31, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$270	$-	$3,512	$3,782
Exploration and evaluation expenditures	-	442	-	442
General and administrative and travel	804	-	2,098	2,902
Investor relations and marketing	-	-	811	811
Salaries and benefits	1,547	-	2,771	4,318
Share-based payments	-	-	1,739	1,739
Operating loss	$2,621	$442	$10,931	$13,994
Unrealized gain on marketable securities	-	-	41	41
(Loss) on financial derivative liability - Convertible Notes	-	-	(4,493)	(4,493)
Changes in US Warrants	-	-	7	7
Other non-operating loss	-	-	(11,008)	(11,008)
Loss before taxes	$2,621	$442	$26,384	$29,447

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

For the year ended December 31, 2023	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$69	$78	$4,512	$4,659
Exploration and evaluation expenditures	-	700	-	700
General and administrative and travel	156	3	2,236	2,395
Investor relations and marketing	-	-	633	633
Salaries and benefits	1,783	-	1,992	3,775
Share-based payments	-	-	1,821	1,821
Operating loss	$2,008	$781	$11,194	$13,983
Unrealized loss on marketable securities	-	-	(253)	(253)
Gain on financial derivative liability - Convertible Notes	-	-	6,683	6,683
Changes in US Warrants	-	-	1,243	1,243
Other non-operating expenses	-	-	(6,472)	(6,472)
Impairment	(51,884)	-	-	(51,884)
Loss before taxes	$53,892	$781	$9,993	$64,666

(b)	Segmented assets and liabilities as at December 31, 2025 and December 31, 2024:

	Total Assets		Total Liabilities
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Refinery	$56,443	$52,434	$12,493	$3,707
Exploration and Evaluation [1]	88,884	93,276	53	87
Corporate and Other	40,237	5,737	126,768	83,335
	$185,564	$151,447	$139,314	$87,129

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $88,776 (December 31, 2024 - $93,200) are located in Idaho, USA. All other assets are located in Canada.

26.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the years ended December 31, 2025 and 2024, the following fees to management personnel and directors.

	For the years ended December 31,
	2025	2024	2023
Management	$4,130	$2,067	$2,194
Directors’ fees	230	175	158
	$4,360	$2,242	$2,352

During the years ended December 31, 2025, the Company had share-based payments made to management and directors of $1,340 (for the year ended December 31, 2024 - $1,422 and December 31, 2023 - $1,258).

As at December 31, 2025, the accrued liabilities balance for related parties was $1,582 (December 31, 2024 - $161), which relates mainly to compensation accruals.

ELECTRA BATTERY MATERIALS CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(expressed in thousands of Canadian dollars)

27.	Subsequent Events

(a)

Subsequent to year end, the Company issued 4,734,605 common shares at a weighted average price of $1.38 for gross proceeds of approximately $6,535 under its At The Market Offering Agreement (“ATM”). The transaction costs associated with these issuances were $295. On February 20, 2026, the Company upsized the ATM program to US$25,000, providing additional financial flexibility to fund working capital and expenditures related to refinery commissioning. The TSXV approval is conditional to the Company fulfilling TSXV requirements in relation to the distribution and sale of common shares.

(b)

On March 16, 2026, the Company received a notice (“Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice.

The Notice has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq, and the Company's operations are not affected by the receipt of the Notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or until September 14, 2026, to regain compliance with the Minimum Bid Requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

If at any time before September 14, 2026, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. If the Company does not regain compliance with the Minimum Bid Requirement by September 14, 2026, the Company may be eligible, upon satisfaction of certain Nasdaq listing requirements, for an additional period of 180 calendar days to regain compliance.

The Company will closely monitor the situation and is considering various strategies to regain compliance with the Minimum Bid Requirement under Nasdaq’s Listing Rules.